Exhibit 99.2

FREIGHTOS LIMITED

PROXY FOR 2025 ANNUAL GENERAL MEETING

DECEMBER 15, 2025

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby constitutes and appoints Mr. Pablo Pinillos and Mr. Michael Oberlander, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares, par value $0.00001 per share of Freightos Limited (the “Company”) held of record in the name of the undersigned at the close of business on November 7, 2025 at the 2025 Annual General Meeting (the “Meeting”) of the Company to be held at the Company’s offices located at HaRakevet St. 13, Modi'in, Israel 7179603, at 4:00 p.m. local (Israel) time/9:00 a.m. Eastern Standard Time on Monday, December 15, 2025, and at any adjournments or postponements thereof, on the matters listed on the reverse side of this proxy card, which are more fully described in the Notice of, and Proxy Statement for, the Meeting.

THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED “FOR” THE ADOPTION OF THE PROPOSED RESOLUTIONS. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

The proxy statement describing the proposals listed on the reverse side and providing additional logistical information with respect to voting at the Meeting is available for viewing, printing and downloading at https://www.freightos.com/investors/.

In lieu of attendance in person, the Meeting may be attended (i) virtually, at https://www.cstproxy.com/freightos/2025 (please log into the virtual site by using the control number included in your proxy materials), or (ii) telephonically, by calling 1 800-450-7155 (toll-free, within the U.S. and Canada) or +1 857-999-9155 (outside of the U.S. and Canada- standard rates apply), conference ID: 2014748#. You will be able to submit questions, but not vote, while attending the Meeting virtually or telephonically.

(Continued and to be signed on the reverse side)

2025 ANNUAL GENERAL MEETING OF

FREIGHTOS LIMITED

December 15, 2025

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along the perforated line before mailing.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF
THE BELOW PROPOSALS.

PLEASE SIGN, DATE AND MAIL YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	PROPOSALS	FOR	AGAINST	ABSTAIN

To change the address on your account, please check the box below and indicate your new address in the space below. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐	1. To elect each of the following persons as a Class II Director of the Company for a three-year term expiring at the third succeeding annual general meeting of the Company (to be held in 2028):
	(a) Udo Lange	☐	☐	☐
	(b) Rotem Hershko	☐	☐	☐
	(c) Michael Schaecher	☐	☐	☐

2. Ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of EY Global Limited, as the independent auditors of the Company for 2025 and authorization of the audit committee of the Board of Directors to fix the auditors’ compensation:
		☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this proxy card. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.